September 17, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson
David Edgar

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2006, Filed June 12, 2006
File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to the comment from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 31, 2007 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2006, filed June 12, 2006.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

•

We note your response to prior comment 3 where you propose to reclassify the STK litigation settlement expense to operating expenses in future filings. As a basis for supporting your proposal, please provide us with your materiality assessment of the impact of the misclassification on the historical annual and interim financial statements pursuant to SEC Staff Accounting Bulletin: No. 99.

Response:

In preparing our response to prior comment 3, we considered both quantitative and qualitative aspects of reclassifying the STK litigation settlement expense. From a quantitative perspective, reclassification of the STK litigation settlement from a separate line below loss from operations to a separate line as a component of operating expenses would not be material in that it would have resulted in no change in revenue, cost of revenue, gross margin, trended operating expenses, net loss before income taxes, net loss or earnings per share for fiscal year and fourth quarter 2006, respectively. In addition, there would be no impact to our balance sheet, statement of stockholders’ equity or statement of cash flows related to the reclassification for those same periods.

Operating expenses would have increased 8% and 30% for fiscal year and fourth quarter 2006, respectively. This reclassification would have increased operating expense as a percentage of revenue by 3% and 9% for the same periods, respectively. However, as our proposed reclassification of the litigation settlement would be presented as a separate line included within operating expenses, there would be no change in research and development, sales and marketing and general and administrative expenses for either period.

Since our operating losses were relatively small, any change to operating expenses (e.g., reclassification of the STK litigation settlement expenses to operating expenses) would mathematically have a relatively larger impact on operating loss on a percentage basis. For example, the fiscal year 2006 operating loss would have been nearly double and fourth quarter 2006 operating loss would have more than tripled as a result of reclassifying the STK litigation settlement. However, we don’t believe those changes would be considered significant to our shareholders, analysts or management as their focus regarding their evaluation of our financial performance is on recurring revenue, recurring operating expenses and our ability to generate cash. The litigation settlement did not have an impact on our recurring trended revenue and expenses or future ability to generate cash.

Furthermore, we considered the qualitative materiality factors in SAB 99 and have determined that, based on those factors, the reclassification of the settlement is not material. Some of the more significant considerations are highlighted below:

•	The reclassification would not mask a change in earnings or other trends

•	The reclassification would not hide a failure to meet analysts’ consensus expectations

•	The reclassification does not change a loss into income or vice versa

•	There would be no effect on our compliance with regulatory requirements, loan covenants or other contractual requirements as a result of the reclassification

•	There would be no impact to management’s compensation as a result of the reclassification

•	The reclassification would not involve concealment of an unlawful transaction

•	There are not misstatements to be aggregated with this reclassification; therefore, there is no potential for the financial statements as a whole to be materially misstated or misleading.

•

Management believes the adjustment would not result in a significant positive or negative market reaction. This belief is based on the fact that the expense related to the STK litigation settlement was reflected in a separate line item in our statement of operations and has been discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and disclosed in the footnotes to our Annual Report on Form 10-K for the year ended March 31, 2006. In light of what we believe to be transparent financial statement presentation and disclosure we do not believe the reclassification would change an investor’s decision to invest or not invest in the company.

Management considered all these quantitative and qualitative factors discussed above in concluding that the reclassification is not material to our financial statements.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 895-3187. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 895-3370. Thank you for your assistance.

Sincerely,

/s/ JON GACEK
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation